COUNTRYSIDE
CANADA POWER INC.
www.countrysidepowerfund.com

06016070

RECEIVED
2006 AUG 16 P 3:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 9, 2006

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed promptly with the Securities and Exchange Commission:

1. Form 1 Submission – Change in Issued and Outstanding Securities for the month ending July 31, 2006 (Countryside Power Income Fund)
2. Form 1 Submission – Change in Issued and Outstanding Securities for the month ending July 31, 2006 (Countryside Canada Power Inc.)

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

PROCESSED
AUG 18 2006
THOMSON
FINANCIAL

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	19,713,604	As at :	07/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	5,474		
Issued & Outstanding Closing Balance :	19,719,078		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/04/2006	Convertible Bonds/Notes/Loans/Debentures	5,474
Totals		5,474

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	08/09/2006 09:50:34

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Canada Power Inc.
Symbol :	CSD.DB.U
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	541,940	As at :	07/01/2006

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	-500
Issued & Outstanding Closing Balance :	541,440

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/04/2006	Convertible Bonds/Notes/Loans/Debentures	-500
Totals		-500

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	08/09/2006 09:37:09

COUNTRYSIDE
CANADA POWER INC.
www.countrysidepowerfund.com

August 4, 2006

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following document which is required to be filed promptly with the Securities and Exchange Commission:

1. News Release – Second Quarter Conference Call

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund to Hold Second Quarter Conference Call

(London, Ontario, July 25, 2006) -- Countryside Power Income Fund (TSX: COU.UN) today announced it will hold a conference call and live audio webcast on **Wednesday, August 9, 2006 at 10 a.m. (ET)** to discuss the Fund's financial results for the quarter ended June 30, 2006.

A news release announcing the Fund's results will be issued prior to the call.

The call will be hosted by Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC, and Edward M. Campana, Executive Vice-President and Chief Financial Officer of Countryside Ventures LLC. Following management's presentation, there will be a question and answer session for analysts and institutional investors.

To participate in the teleconference, please dial **416-644-3415** or **1-800-814-4890.** To access the live audio webcast, please visit Countryside's web site at www.countrysidepowerfund.com. The webcast will also be archived on the web site.

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

- 30 -

Further information:

BarnesMcInerney Inc.
Tanis Robinson
Senior Account Executive
Tel: 416-367-5000
trobinson@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Finance & Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

COUNTRYSIDE
CANADA POWER INC.
www.countrysidepowerfund.com

RECEIVED
2006 AUG 16 P 3:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 10, 2006

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed promptly with the Securities and Exchange Commission:

1. Interim Financial Statements – Q2 2006
2. MD & A – Q2 2006
3. Form 52 – 109FT2 – Certification of Interim Filings – CEO
4. Form 52 – 109FT2 – Certification of Interim Filings – CFO
5. News Release – Q2 2006 Financial Results

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

Countryside Power Income Fund

RECEIVED
2006 AUG 15 P 3:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONSOLIDATED BALANCE SHEETS

Q2 *[in thousands of Canadian dollars][unaudited]*

	June 30, 2006 $	December 31, 2005 $
ASSETS		
Current		
Cash and cash equivalents	8,611	10,312
Accounts receivable	13,353	13,025
Inventories	1,264	1,310
Prepaid expenses	744	1,226
Current portion of loans receivable from U.S. Energy Biogas Corp.	2,155	2,040
Total current assets	**26,127**	**27,913**
Loans receivable from U.S. Energy Biogas Corp.	100,814	101,921
Royalty interest in U.S. Energy Biogas Corp., net	6,997	7,194
Other assets, net *[note 3]*	7,414	6,894
Property, plant and equipment, net *[note 4]*	69,160	72,807
Other intangibles, net	69,270	75,078
Total assets	**279,782**	**291,807**
LIABILITIES AND UNITHOLDERS' EQUITY		
Current		
Bank indebtedness *[note 5]*	1,292	1,615
Accounts payable and accrued liabilities	4,912	7,909
Distributions payable	1,695	1,694
Total current liabilities	**7,899**	**11,218**
Long-term debt *[note 5]*	47,500	47,500
Debentures – liability component *[note 6]*	59,007	62,295
Other liabilities	222	336
Future income tax liability	2,539	1,591
Total liabilities	**117,167**	**122,940**
Commitments and contingencies [note 7]		
Unitholders' equity		
Trust units *[note 6]*	178,415	177,505
Debentures – equity component *[note 6]*	1,690	1,715
Deficit	(8,748)	(6,580)
Cumulative translation adjustment	(8,742)	(3,773)
Total unitholders' equity	**162,615**	**168,867**
Total liabilities and unitholders' equity	**279,782**	**291,807**

See accompanying notes.

Countryside Power Income Fund

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

Q2 *[in thousands of Canadian dollars, except per trust unit amounts][unaudited]*

	Three-month period ended June 30, 2006 $	Three-month period ended June 30, 2005 $	Six-month period ended June 30, 2006 $	Six-month period ended June 30, 2005 $
REVENUES				
Energy sales	18,959	3,632	37,720	9,412
Fuel and other fees	507	586	945	1,149
Interest income on loans to U.S. Energy Biogas Corp.	2,841	2,893	5,695	5,798
Income from U.S. Energy Biogas Corp. royalty interest	120	55	239	164
Other income	133	23	224	42
	22,560	7,189	44,823	16,565
EXPENSES				
Fuel, operating and maintenance	12,599	2,678	24,952	6,887
General and administration *[note 10]*	2,406	1,479	4,331	2,219
Depreciation and amortization	2,905	1,128	5,978	1,837
	17,910	5,285	35,261	10,943
Operating income	**4,650**	**1,904**	**9,562**	**5,622**
Interest expense *[note5]*	1,799	414	3,647	808
Unrealized (gain) loss on derivative instruments *[notes 3 & 5]*	(646)	473	(821)	352
Foreign exchange gain	(2,783)	-	(2,506)	-
	(1,630)	887	320	1,160
Income before provision for income taxes	**6,280**	**1,017**	**9,242**	**4,462**
Provision for (recovery of) income taxes				
Current	86	-	291	7
Future	630	126	948	544
	716	126	1,239	551
Net income for the period	**5,564**	**891**	**8,003**	**3,911**
Deficit, beginning of period	(9,224)	(4,395)	(6,580)	(3,596)
Distributions declared to Unitholders	(5,088)	(3,820)	(10,171)	(7,639)
Deficit, end of period	**(8,748)**	**(7,324)**	**(8,748)**	**(7,324)**
Net income per trust unit - basic *[note 6]*	**0.28**	**0.06**	**0.41**	**0.26**
Net income per trust unit – fully diluted *[note 6]*	**0.25**	**0.06**	**0.39**	**0.26**

See accompanying notes.

Countryside Power Income Fund

CONSOLIDATED STATEMENTS OF CASH FLOWS

Q2 *[in thousands of Canadian dollars][unaudited]*

	Three-month period ended June 30, 2006 $	Three-month period ended June 30, 2005 $	Six-month period ended June 30, 2006 $	Six-month period ended June 30, 2005 $
OPERATING ACTIVITIES				
Net income for the period	5,564	891	8,003	3,911
Add (deduct) items not involving cash				
Depreciation and amortization	2,767	632	5,580	1,261
Amortization of deferred financing fees	138	496	398	576
Unrealized (gain) loss on derivative instruments *[note 5]*	(646)	473	(821)	352
Provision for (recovery of) future income taxes	630	126	948	544
Unrealized foreign exchange (gain) loss	(2,775)	-	(2,498)	-
Accreted interest on Debentures *[note 6]*	48	-	96	-
	5,726	2,618	11,706	6,644
Net change in non-cash working capital balances related to operations	(7,888)	605	(3,409)	903
Cash (used in) provided by operating activities	**(2,162)**	**3,223**	**8,297**	**7,547**
INVESTING ACTIVITIES				
Acquisition of Ripon Power LLP	-	(42,956)	-	(42,956)
Repayment of loans receivable from U.S. Energy Biogas Corp.	502	450	992	889
Purchase of property, plant and equipment	(375)	(369)	(450)	(580)
Cash provided by (used in) investing activities	**127**	**(42,875)**	**542**	**(42,647)**
FINANCING ACTIVITIES				
Proceeds from Bank Credit Facility	-	50,000	-	50,000
Repayment of bank indebtedness, net *[note 5]*	(323)		(323)	
Deferred financing fees on Amended Credit Facility *[note 5]*	(23)	(957)	(23)	(982)
Repayment of obligations under capital lease	(13)	(8)	(24)	(15)
Distributions paid to Unitholders	(5,088)	(3,819)	(10,170)	(7,639)
Cash (used in) provided by financing activities	**(5,447)**	**45,216**	**(10,540)**	**41,364**
Net (decrease) increase in cash during period	**(7,482)**	**5,564**	**(1,701)**	**6,264**
Cash and cash equivalents, beginning of period	16,093	3,735	10,312	3,035
Cash and cash equivalents, end of period	**8,611**	**9,299**	**8,611**	**9,299**
Supplemental cash flow information				
Interest paid	2,152	390	3,094	792
Income taxes paid	111	-	221	7

See accompanying notes.

Q2 *For the three-month and six-month periods ended June 30, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited].*

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Countryside Power Income Fund (the "Fund") have been prepared by the Manager using Canadian generally accepted accounting principles ("GAAP") and within the framework of the significant accounting policies disclosed in the audited financial statements for the year ended December 31, 2005.

The preparation of the consolidated financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and these accompanying notes. In the opinion of the Manager, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the accounting policies adopted by the Fund. Actual results could differ from those estimates, and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year. These unaudited consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the year ended December 31, 2005.

NOTE 2 – SEASONALITY

District Energy System energy sales volumes including steam, hot water and chilled water are seasonal, with higher demand occurring during the winter heating season and typically lower demand occurring during the summer and fall.

The Cogen Facilities' sales are also seasonal, countering the seasonal sales at the District Energy Systems. The Cogen Facilities' sales and earnings are greater during the summer cooling season (the second and third quarters) and are typically lower during the winter season (the first and fourth quarters) when electrical capacity revenues are lower. On a combined basis the impact of the Cogen Facilities' seasonal sales is more dominant, typically resulting in higher revenues and Adjusted EBITDA (defined in note 9 below) during the summer quarters.

To adjust for seasonality, the Fund follows a practice of declaring level distributions to unitholders over the year through the use of cash reserves.

NOTE 3 – OTHER ASSETS

Other assets consist of the following:

	June 30, 2006 $	December 31, 2005 $
Deferred financing fees, net of accumulated amortization of $563 (2005 - $215)	4,189	4,671
Loan origination fees, net of accumulated amortization of $201 (2005 - $156)	1,139	1,184
Long-term receivable	810	571
Fair value of foreign exchange option contract	509	215
Fair value of interest rate swap and other *[note 5]*	767	253
	7,414	**6,894**

At the beginning of the quarter, the Fund had 32 foreign exchange option contracts remaining. These contracts do no qualify for hedge accounting treatment and are recorded at their fair value at each reporting period with the gain or loss being included in the unrealized gain (loss) on derivative instruments on the consolidated statements of income and deficit.

During the quarter, the Fund exercised two foreign exchange option contracts resulting in a realized gain of $8. As at June 30, 2006 the Fund has 29 remaining foreign exchange option contracts. An unrealized gain of $307 representing the change in the fair value of these option contracts has been recorded in the consolidated statements of income and deficit for the three-month period ended June 30, 2006.

Q2 *For the three-month and six-month periods ended June 30, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited].*

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	June 30, 2006		December 31, 2005	
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	2,796	-	2,898	-
Buildings	3,132	248	3,149	187
Equipment				
Plant and distribution	68,779	6,383	70,431	4,173
Computers	94	35	95	26
Office	62	11	38	8
Vehicles	169	65	169	49
Construction in process	548	-	139	-
Equipment under capital lease	352	30	352	21
	75,932	6,772	77,271	4,464
Net book value		**69,160**		**72,807**

NOTE 5 – LONG-TERM DEBT

Countryside Canada Acquisition Inc.'s ("Countryside Acquisition's" or the "Borrower's") amended credit facility ("Amended Credit Facility") provides up to a $78,000 revolving credit commitment with no principal repayment until its maturity on June 27, 2008. The Amended Credit Facility also allows for a swing line of credit in the amount of $2,000 and has the same three year maturity as the revolving credit commitment. Advances under the Amended Credit Facility are available to be drawn in either Canadian or U.S. dollars. The interest rate on Canadian dollar advances will be based on either Canadian prime rate or bankers' acceptances and U.S. dollar advances will be based on either U.S. base rate or London Interbank Offered Rate ("LIBOR"). The applicable margin or stamping fee on the respective base rate will be tied to the leverage ratio of Countryside Acquisition's parent, Countryside Canada Power Inc. ("Countryside Canada") calculated at the end of each calendar quarter. The stamping fee may change in the future if the leverage ratio changes, which could result in an increase or decrease in the effective rate of interest paid on the long-term debt. A standby fee based on the actual leverage ratio of Countryside Canada is charged on the unutilized portion of the Amended Credit Facility including the swing line of credit. The Amended Credit Facility further allows for letters of credit to be issued, which if issued, reduce the amount of available revolving credit commitment accordingly. The fee paid on the letters of credit is also tied to the leverage ratio of Countryside Canada.

As at June 30, 2006, $47,500 was drawn under the terms of the Amended Credit Facility in the form of banker's acceptances, plus a stamping fee of 2.375%. Of the $2,000 swing line of credit, $1,292 was drawn at June 30, 2006 under Canadian prime rate loans, plus a spread of 1.375%. A $3,349 [US $3,000] letter of credit was issued on November 14, 2005 under the Amended Credit Facility and will expire on November 14, 2006 unless extended. The letter of credit provides credit support to Ripon Cogeneration LLC's fuel supplier for natural gas purchases. The letter of credit is currently subject to a fee of 2.5% per annum.

The total amount of interest expense related to the swing line of credit during the three-month and six-month periods ended June 30, 2006 was $3 and $22 respectively, and was nil for both the comparative three-month and six-month periods ended June 30, 2005.

At June 30, 2006, $27,859 was not drawn on the Amended Credit Facility, including $708 that was not drawn on the swing line of credit. Both undrawn amounts are subject to a standby fee of 0.60% per annum. The effective rate of interest for amounts drawn under the Amended Credit Facility is the funded base rate plus the

stamping fee, increased or decreased by any amounts due or owed, respectively, by the Borrower under the interest rate swap as described below.

USEB has not delivered to Countryside Canada certain financial reporting information and certificates for the fiscal year ended 2005 and for the quarters ended March 31, 2006 and June 30, 2006 required within the initial time frames pursuant to the USEB loan agreement. USEB has stated that its auditors are in the process of completing their audit work and such information and certificates are forthcoming. As a result, the Borrower has been delayed in providing its lenders with certain information and certificates within the time frames required pursuant to the Amended Credit Facility. The Borrower's lenders have extended the date of required delivery of such information and certificates to September 15, 2006.

On December 6, 2005, Countryside Acquisition entered into an interest rate swap agreement to fix the interest rate paid on $47,000 of its long-term debt at a rate of 3.87%, which is based on banker's acceptances. The swap matures on June 27, 2008 and payments are due every three months.

As at June 30, 2006 the fair value of the interest rate swap agreement was $767 favourable (2005 - $253 favourable) and has been included with other assets on the consolidated balance sheet.

Amounts drawn under the Amended Credit Facility are principally collateralized by (i) a general security agreement and securities pledge from Countryside Acquisition, (ii) a guarantee, general security pledge and assignment of insurance proceeds by Countryside District Energy Holdings Corp. and by Countryside District Energy Corp. ("Countryside District Energy") and (iii) a guarantee and general security agreement by Countryside Canada. The Countryside US Holding Corp. ("Countryside US Holding") and Ripon Power LLC ("Ripon Power") assets are excluded from the collateral pool under the Amended Credit Facility.

At June 30, 2006, the fair value of the amount drawn on the Amended Credit Facility approximated its carrying value.

NOTE 6 – TRUST UNITS AND EXCHANGEABLE UNSECURED SUBORDINATED DEBENTURES

During the six-month period ended June 30, 2006, US $806 of the exchangeable unsecured subordinated debentures ("Debentures") were exchanged into 88,238 trust units as follows:

(stated in thousands of dollars, except for trust units)	**Number of Trust Units**	**Amount $**
Outstanding as of December 31, 2005	19,625,366	177,505
Exchange of Debentures	88,238	910
	19,713,604	178,415

The reconciliation of the denominator in calculating diluted per trust unit amounts is as follows:

	Three-month period ended June 30, 2006	**Three-month period ended June 30, 2005**	**Six-month period ended June 30, 2006**	**Six-month period ended June 30, 2005**
Weighted average number of trust units outstanding, basic and diluted	19,664,928	14,905,366	19,647,820	14,905,366

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Cogen Facilities have entered into a month to month fuel purchase agreement commencing July 1, 2006 with BP Energy Company ("BP"). The Ripon Facility is required to purchase 10,000 Million British Thermal Units ("MMBtu's") of natural gas each day and the San Gabriel Facility is required to purchase 6,600 MMBtu's

Q2 *For the three-month and six-month periods ended June 30, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited].*

of natural gas each day. The price of fuel for both facilities resets each month based upon a monthly index price for the location where the facilities are located. As such, the total fuel cost commitments past July 31, 2006 are not reasonably determinable. The effective price of fuel for the Ripon Facility was $6.36 [US $5.70] per MMBtu and for the San Gabriel Facility was $6.15 [US $5.51] per MMBtu for July 2006.

This fuel purchase agreement replaces the previous contracts with BP which expired on June 30, 2006.

NOTE 8 – STOCK-BASED COMPENSATION PLAN

Deferred Trust Unit Plan

The Fund has adopted a Deferred Trust Unit Plan for trustees of the Fund and non-management directors of Countryside Canada and its subsidiaries (the "Participants"). Participants may elect to have an amount equal to all or a portion of their annual directors' retainer used to increase the number of deferred trust units ("deferred units") they are entitled to. The Chairperson of the board of Countryside Canada also receives an award of deferred units as part of their annual directors' retainer. The deferred units are issued on the basis of the market price of the Fund's units on the Toronto Stock Exchange as of the date the compensation otherwise would have been paid, based on a weighted average formula. If at any time cash distributions are declared on the deferred units, additional deferred units will be credited to each Participant's account as of the record date of such declaration. The number of such additional deferred units will be calculated based on the then current market price. The maximum number of deferred units that may be granted under this plan is 150,000. A Participant has five years to achieve his or her required ownership level, which is equal to three times their annual directors' retainer. If at the end of such five year period, a Participant has not achieved his or her required ownership level, 100% of such Participant's annual directors' retainer payable thereafter shall be automatically allocated to the Plan until such time as the required ownership level is achieved. Deferred units do not entitle the holder to vote at any meeting of Unitholders. Each Participant shall have the right to exchange the deferred units held by such Participant for an equal number of Fund units following the date on which such Participant ceases to be a non-management director, net of tax withholdings. Deferred units are not transferable except by will or testamentary instrument. As of June 30, 2006, 883 deferred units had been awarded with a market value of $8.

NOTE 9 – SEGMENTED DISCLOSURE

The Fund indirectly owns and operates two district energy systems ("District Energy") and two cogeneration facilities (the "Cogen Facilities"). It also has a loan to, and a convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB"), which is included with the Fund's corporate administrative operations for reporting purposes. These three assets represent the Fund's reportable segments at June 30, 2006.

The Fund analyzes the performance of its three operating segments based on earnings before interest, income taxes, unrealized derivative instrument and foreign exchange gains and losses, and depreciation and amortization ("Adjusted EBITDA"). Adjusted EBITDA is not a standard measure under Canadian GAAP and hence may not be comparable to similar EBITDA information presented by other funds.

The Cogen Facilities were purchased on June 29, 2005, thus the comparative results in the three-month and six-month periods ended June 30, 2005 do not include the results of the Cogen Facilities.

Q2 *For the three-month and six-month periods ended June 30, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited].*

Six-Months Ended June 30, 2006

	District Energy	Cogen Facilities	Corporate and Other	Total
	$	$	$	$
Revenues				
Energy	9,942	27,778	-	37,720
Other	867	95	6,141	7,103
	10,809	27,873	6,141	44,823
Expenses				
Fuel, operating and maintenance	7,430	17,522	-	24,952
General and administration	671	1,739	1,921	4,331
	8,101	19,261	1,921	29,283
Adjusted EBITDA	2,708	8,612	4,220	15,540
Depreciation of property, plant & equipment	746	1,649	12	2,407
Other asset amortization	-	2,855	716	3,571
Operating income	1,962	4,108	3,492	9,562
Capital expenditures	385	40	25	450

Six-Months Ended June 30, 2005

	District Energy	Cogen Facilities	Corporate and Other	Total
	$	$	$	$
Revenues				
Energy	9,412	-	-	9,412
Other	900	-	6,253	7,153
	10,312	-	6,253	16,565
Expenses				
Fuel, operating and maintenance	6,887	-	-	6,887
General and administration	484	-	1,735	2,219
	7,371	-	1,735	9,106
Adjusted EBITDA	2,941	-	4,518	7,459
Depreciation of property, plant & equipment	742	-	10	752
Other asset amortization	-	-	1,085	1,085
Operating income	2,199	-	3,423	5,622
Capital expenditures	560	-	20	580

Three-Months Ended June 30, 2006

	District Energy	Cogen Facilities	Corporate and Other	Total
	$	$	$	$
Revenues				
Energy	3,738	15,221	-	18,959
Other	467	41	3,093	3,601
	4,205	15,262	3,093	22,560
Expenses				
Fuel, operating and maintenance	2,870	9,729	-	12,599
General and administration	387	1,088	931	2,406
	3,257	10,817	931	15,005
Adjusted EBITDA	948	4,445	2,162	7,555
Depreciation of property, plant & equipment	383	812	6	1,201
Other asset amortization	-	1,405	299	1,704
Operating income	565	2,228	1,857	4,650
Capital expenditures	310	40	25	375

Q2 For the three-month and six-month periods ended June 30, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited].

	Three-Months Ended June 30, 2005			
	District Energy	Cogen Facilities	Corporate and Other	Total
	$	$	$	$
Revenues				
Energy	3,632	-	-	3,632
Other	460	-	3,097	3,557
	4,092	-	3,097	7,189
Expenses				
Fuel, operating and maintenance	2,678	-	-	2,678
General and administration	236	-	1,243	1,479
	2,914	-	1,243	4,157
Adjusted EBITDA	1,178	-	1,854	3,032
Depreciation of property, plant & equipment	372	-	5	377
Other asset amortization	-	-	751	751
Operating income	806	-	1,098	1,904
Capital expenditures	361	-	8	369

	June 30, 2006	December 31, 2005
	$	$
Total assets		
District Energy	34,412	35,899
Cogen Facilities	113,070	124,041
Corporate and Other	132,300	131,867
	279,782	**291,807**

	June 30, 2006	December 31, 2005
	$	$
Total other intangibles, net		
District Energy	-	-
Cogen Facilities	57,595	63,092
Corporate and Other	11,675	11,986
	69,270	**75,078**

All assets, liabilities and revenues located in Canada relate to the district energy systems. All assets, liabilities and revenues located in the United States relate to Ripon Power, Countryside US Holding or Countryside U.S. Power Inc., as well as the USEB Loans, USEB Royalty Interest, the income from the USEB Royalty Interest and the development fee revenue, which are earned from entities based in the United States.

Capital expenditures included in the table above include both non-expansionary expenditures for regular operations as well as capital expenditures for improvement or growth projects.

NOTE 10 – RELATED PARTY TRANSACTIONS

Management Agreement

In consideration for providing the management and administrative services under the management agreement, Countryside Ventures LLC ("Countryside Ventures" or the "Manager") is entitled to reimbursement from Countryside US Holding and, to the extent the Manager provides services to Countryside Canada at its request, Countryside Canada, of all costs and expenses reasonably incurred by the Manager and its affiliates in carrying out the services. During the six-month period ended June 30, 2006, a total of $1,044 (2005 - nil) was expensed relating to the management agreement.

Administration Agreement

In consideration for providing the management and administrative services under the administration agreement, Countryside Canada Ventures Inc. and its affiliates shall be entitled to reimbursement from the Fund and Countryside Canada of all costs and expenses incurred in connection therewith. During the six-month period ended June 30, 2006, a total of $222 (2005 – nil) was expensed with respect to the administration agreement.

Operating Agreement

During the six-month period ended June 30, 2006, a total of $1,135 (2005 – nil) was expensed pursuant to the operating agreement related to Countryside Venture's subordinated interests in Ripon Power.

NOTE 11 – COMPARATIVE AMOUNTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

UNITHOLDER INFORMATION

CORPORATE OFFICES

Head Office
Countryside Power Income Fund
495 Richmond Street,
Suite 920
London, Ontario N6A 5A9
Tel 519.435.0298

Executive Offices
Countryside Ventures LLC
10 Bank Street,
Suite 680
White Plains
New York, USA 10606
Tel 914.993.5010

Website
www.countrysidepowerfund.com

Auditors
Ernst & Young LLP
London, Canada

Transfer Agent
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide St. Postal Station
Toronto, Ontario
M5C 2W9

Investor Relations Firm
BarnesMcInerney Inc.
120 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 1T1

Stock Exchange Listing
Toronto Stock Exchange (TSX): Trust Units: COU.UN
Debentures: CSD.DB.U

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund

MESSAGE TO OUR UNITHOLDERS

Q2

Dear Fellow Unitholders,

I am pleased to report that we have had a robust first half of 2006 due to the continued optimization of operations at our Cogen Facilities. The Cogen Facilities completed a full year of operations under our ownership and have been significantly accretive to cash flow during that period. The stability of our cash flows are further represented by the strong payout ratio of 86% for the quarterly period and 83% for the six month period.

Countryside's consolidated revenue increased significantly for both the quarter and the six months ended June 30, 2006 due primarily to the acquisition of the Cogen Facilities.

The Fund's Adjusted EBITDA for the quarter, was $7.6 million, an increase of $4.5 million from the prior year period, again due primarily to the addition of the Cogen Facilities. Excluding the quarterly operating results of the Cogen Facilities and other related corporate expenses, Adjusted EBITDA would have been $3.4 million in the second quarter of 2006, in line with prior year second quarter results. The Fund's Adjusted EBITDA in the six-month period ended June 30, 2006, was $15.5 million, an increase of $8.1 million from the prior year period, again due primarily to the addition of the Cogen Facilities.

The Fund's distributable cash available for the quarterly period was $0.300 per trust unit, an increase of 38% from the prior year period. Cash distributions to unitholders declared for the quarter totalled $0.259 per unit or an 86% payout ratio for the quarterly period. In the year to date, distributable cash was $0.622 per trust unit. Cash distributions to unitholders declared for the same period totalled $0.518 per unit or an 83% payout ratio for the period.

Given the strong fundamentals in the California power market, the Fund is evaluating expansion opportunities at our existing Cogen Facilities. In tandem with our organic growth strategy, we are continuing to evaluate the acquisition market in both the U.S. and Canada and will pursue projects that meet the Fund's investment guidelines of providing unitholders with, among other things, per unit cash flow growth while diversifying our portfolio to mitigate risk.

Sincerely,

Göran Mörnhed
President and Chief Executive Officer
Countryside Ventures LLC

* Adjusted EBITDA and distributable cash are non-GAAP Measures. See the MD&A for more details.

Q2 For the three-month and six-month periods ended June 30, 2006 [all amounts in thousands of dollars except per trust unit amounts, unless otherwise stated]

August 8, 2006

PRESENTATION OF FINANCIAL INFORMATION

Management's discussion and analysis ("MD&A") of the consolidated financial condition and the results of operations of Countryside Power Income Fund, a mutual fund trust, (the "Fund") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto prepared as of and for the six months ended June 30, 2006.

This MD&A provides information for the period from January 1 to June 30, 2006 and up to and including August 8, 2006.

Forward-Looking Information

This MD&A may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed in the Fund's Annual Information Form dated March 31, 2006 filed with the Canadian Securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Measures

Earnings before interest, income taxes, unrealized (gains) losses on derivative instruments, foreign exchange gains and losses, and depreciation and amortization ("Adjusted EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of Adjusted EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Adjusted EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization expense. The Manager of the Fund (as defined below) believes that Adjusted EBITDA is a widely accepted financial indicator used by investors to assess the operational performance of a company or mutual fund trust ("income trust"), and its ability to generate cash through operations.

Distributable cash is not a measure under Canadian GAAP and there is no standardized measure of distributable cash and therefore, it may not be comparable to similar measures presented by other funds or companies. The Fund distributes substantially all of its cash on an on-going basis. Distributable cash is a widely accepted financial indicator used by investors to assess the performance of an income trust and its ability to generate cash for distributions through ongoing operations.

OVERVIEW OF THE FUND

Overview

The Fund, through its operating subsidiaries, owns two district energy systems and two gas-fired cogeneration facilities. The district energy systems are located in Canada, with one in Charlottetown, Prince Edward Island (the "PEI System") and one in London, Ontario (the "London System"), and together have approximately 122MW of thermal and electric generation capacity (collectively, the "District Energy Systems"). The cogeneration facilities consist of the Ripon cogeneration plant ("Ripon Facility") located near San Francisco, California and the San Gabriel cogeneration plant ("San Gabriel Facility") located near Los Angeles, California (collectively, the "Cogen Facilities") and together have approximately 94 MW of electric generation capacity and sold approximately 500,000 Mlbs (thousand pounds) of steam in 2005. The Cogen Facilities are the only asset of, and are indirectly owned by Ripon Power LLC ("Ripon Power"), which is in turn owned by the Fund. Additionally, the Fund holds indirect investments in 22 renewable power and energy projects (the "Renewable Projects")

located in the United States, which currently have approximately 51MW of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the Renewable Projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB"). USEB is a company unrelated to the Fund and has its own management and operations staff.

The Fund's objectives are to maintain the stability and sustainability of cash distributions to unitholders of the Fund ("Unitholders") and increase, when prudent, cash distributions per unit. In order to achieve these objectives, the Fund intends to focus on enhancing the current operational practices of its existing businesses, pursuing internal growth and expansion opportunities, and making additional investments in power generation and utility infrastructure projects, including, among others, cogeneration projects, renewable energy projects and district energy systems.

OPERATING RESULTS

Consolidated Results of the Fund

The Fund's total revenue in the three months ended June 30, 2006 was $22.6 million, an increase of $15.4 million compared with the same period last year, primarily as a result of the acquisition of the Cogen Facilities on June 29, 2005. Excluding the effect of the acquisition, revenue would have been $7.3 million, up 1% from $7.2 million in the same period in 2005.

The Fund's Adjusted EBITDA in the three months ended June 30, 2006 was $7.6 million, an increase of $4.5 million from the prior year period, again due primarily to the addition of the Cogen Facilities. Excluding the quarterly operating results of the Cogen Facilities and other related expenses included in corporate costs in both 2005 and 2006, Adjusted EBITDA would have been $3.4 million in the same period in 2006, in line with prior year second quarter results.

Operating income in the three-month period ended June 30, 2006 was $4.7 million, an increase of $2.7 million from the prior year comparative period, most of which is attributable to the Cogen Facilities' contribution from operations.

In the three-month period ended June 30, 2006, the Fund generated distributable cash of $5.9 million which exceeded last year's comparative period by $2.7 million. On a per-unit basis, distributable cash of $0.300 per trust unit increased $0.083 per trust unit from the prior year comparative period. Most of this increase is due to the contribution from the Cogen Facilities. Excluding results from the Cogen Facilities, distributable cash per trust unit would have been $0.214, a decrease of 1% from the prior year comparative period. Reference should be made to the schedule of "Distributable Cash and Distributions to Unitholders" below for the calculation of funds from operations before changes in working capital and distributable cash. Distributions to Unitholders declared for the quarter totaled $0.259 per unit. The Fund's payout ratio was 86% for the three-month period ended June 30, 2006.

Net income in the three months ended June 30, 2006, was $5.6 million, or $0.28 per unit, compared with $0.9 million or $0.06 per unit in the comparable period of 2005. The change in net income from the prior quarter comparative period was impacted by the following factors in addition to the changes in Adjusted EBITDA described above, primarily related to the $4.2 million contribution from the Cogen Facilities described above: (i) an increase in net unrealized gains on derivative instruments of $1.1 million; (ii) an increase in net unrealized gains on foreign exchange of approximately $2.8 million principally as a result of the impact of the decrease in the US dollar exchange rate on the carrying value of the US dollar denominated exchangeable unsecured subordinated debentures ("Debentures"); offset by (iii) a decrease of approximately $1.8 million related to an increase in depreciation and amortization expense, primarily associated with deferred financing costs, property, plant and equipment, and other intangibles amortization related to the purchase of the Cogen Facilities; iv) an increase in interest expense of $1.4 million related to increased debt resulting from the Amended Credit Facility (defined below in the section "Liquidity and Capital Resources") and interest on the Debentures issued during the fourth quarter of 2005; and v) an increase, primarily in the future tax provision of approximately $0.6 million.

The Fund's total revenue in the six-month period ended June 30, 2006 was $44.8 million, an increase of $28.3 million compared with the same period last year, primarily as a result of the acquisition of the Cogen Facilities. Excluding the effect of the acquisition, revenue would have been $17.0 million, up 2% from $16.6 million in the

same period in 2005, primarily due to higher revenues as a result of energy rate increases at the District Energy Systems.

The Fund's Adjusted EBITDA in the six-month period ended June 30, 2006 was $15.5 million, an increase of $8.1 million from the prior year period, again due primarily to the addition of the Cogen Facilities. Excluding the quarterly operating results of the Cogen Facilities and other related expenses included in corporate costs in both 2005 and 2006, Adjusted EBITDA would have been $7.5 million in the first half of 2006, a decrease of 5% from the prior year comparative period.

Operating income in the six-month period ended June 30, 2006 was $9.6 million, an increase of $3.9 million from the prior year comparative period. This increase is primarily attributable to the contribution of the Cogen Facilities results from operations.

In the six-month period ended June 30, 2006, $12.2 million of distributable cash was generated by the Fund which exceeded last year's comparative period by $4.5 million. On a per-unit basis, distributable cash of $0.622 per trust unit increased 21% per trust unit from the prior year comparative period. Most of this increase is due to the contribution from the Cogen Facilities. Excluding results from the Cogen Facilities, distributable cash per trust unit would have been $0.491, a decrease of 3% from the prior year comparative period. Distributions to Unitholders declared for the six-month period ended June 30, 2006 totaled $0.518 per unit. The Fund's payout ratio was 83% for the six-month period ended June 30, 2006.

Net income in the six-month period ended June 30, 2006, was $8.0 million or $0.41 per unit, compared with $3.9 million or $0.26 per unit in the comparable period of 2005. The change in net income from the prior year comparative period was impacted by the following factors in addition to the changes in Adjusted EBITDA described above, primarily related to the $8.0 million contribution from the Cogen Facilities described above: (i) an increase in net unrealized gains on derivative instruments of $1.2 million; (ii) an increase in net unrealized gains on foreign exchange of approximately $2.5 million principally as a result of the impact of the decrease in the US dollar exchange rate, when compared to December 31, 2005, on the carrying value of the US dollar denominated Debentures; offset by (iii) a decrease of approximately $4.1 million related to an increase in depreciation and amortization expense, primarily associated with deferred financing costs, property, plant and equipment, and other intangibles amortization related to the purchase of the Cogen Facilities; iv) an increase in interest expense of $2.8 million related to increased debt resulting from the Amended Credit Facility and interest on the Debentures; and v) an increase, primarily in the future tax provision of approximately $0.7 million.

Results of Cogen Facilities

As the Fund acquired the operations of the Cogen Facilities on June 29, 2005, the comparative consolidated financial statements of the Fund for the period ended June 30, 2005 do not include the results of the Cogen Facilities. In order to enhance its usefulness, the analysis included in this MD&A of the Cogen Facilities includes the summary of the operating results of the Cogen Facilities from January 1, 2005 to June 30, 2005. This information is provided for reference purposes only and is not intended as a comprehensive comparison of financial results of the Cogen Facilities. All results of the Cogen Facilities are denominated in US Dollars unless otherwise stated.

Power Purchase Agreements

The Ripon Facility is a nominal 49.5 MW (gross output) gas-fired cogeneration plant and the San Gabriel Facility is a nominal 44.5 MW (gross output) gas-fired cogeneration plant. The Cogen Facilities are qualifying facilities ("QFs") under the cogeneration regulations of the Federal Energy Regulatory Commission ("FERC") implementing the Public Utilities Policy Act of 1978 ("PURPA") and thus are currently exempt from rate regulation as an electric utility under federal and state law. Power sales comprise the bulk of the Cogen Facilities' sales revenue. Electrical energy and capacity is sold pursuant to long-term power purchase agreements ("PPA's") with Pacific Gas & Electric ("PG&E") and Southern California Edison ("SCE") for the Ripon and San Gabriel Facilities, expiring in 2018 and 2016, respectively. For the full operating year, energy payments under the PPA's have historically contributed the majority of total power sales with capacity payments making up the balance.

In 2001, Ripon Cogeneration LLC ("Ripon") and PG&E entered into a five year amendment of the Ripon Facility's PPA which substituted PG&E's marginal production or short-run avoided cost ("SRAC") energy pricing formula

with a primarily fixed energy rate subject to adjustment for time of use factors ("Ripon Amendment") that expired on June 30, 2006. Also in 2001, Ripon and SCE entered into a five year amendment of the San Gabriel Facility's PPA that modified certain components of SCE's SRAC formula through June 30, 2006 ("San Gabriel Amendment"). Commencing in July 2006, the Ripon Facility and the San Gabriel Facility received energy payments based upon the full SRAC energy pricing formulae (the "Original SRAC Pricing Formula"), which are generally driven by their respective regional natural gas price indices, utility system heat rates and applicable time-of-use factors. Under the Original SRAC Pricing Formula for establishing energy pricing, the Ripon and San Gabriel Facilities will receive energy payments from PG&E and SCE based on inputs which correlate to the Cogen Facilities' fuel prices.

The expiration of the Ripon and San Gabriel Amendments, in June of 2006 and the resultant reversion back to the Original SRAC Pricing Formula is generally expected to have a limited impact on the annualized combined energy margins of the Cogen Facilities going forward. However, a proceeding is pending before the California Public Utilities Commission ("CPUC") to consider possible prospective modifications to the SRAC pricing formula for all of the California utilities. The CPUC is expected to issue one or more preliminary decisions in the coming months and a final decision some time in 2006. Although the Cogen Facilities' amendments expired at the end of the second calendar quarter 2006, it does not alter PG&E's or SCE's obligation to purchase the energy and capacity from the Ripon Facility and the San Gabriel Facility until the PPAs expire in 2018 and 2016, respectively. Further, the capacity payment pricing formulae are not subject to review by the CPUC and will remain unchanged.

Steam Sales Agreements

Process steam from each of the Cogen Facilities is sold under long term steam sales agreements, which are coterminous with the PPAs. Steam is sold by the Ripon Facility to a local paper company, Fox River Paper Company, and by the San Gabriel Facility to a local newsprint producer, Blue Heron Paper Company of California, LLC.

Fuel Supply Agreements

Full natural gas requirements were supplied to the Cogen Facilities under contracts with BP Energy Company ("BP") that expired on June 30, 2006. Commencing July 1, 2006 Ripon has agreed to purchase the Cogen Facilities' full natural gas requirements from BP on a month to month basis at pricing and terms that substantially correlate to each PPA's current Original SRAC Pricing Formula for each PPA. Once the CPUC issues a final decision establishing the new SRAC pricing formula for each utility customer, Ripon intends to enter into new supply arrangements with one or more investment grade gas supplier(s) that would provide the Cogen Facilities' full natural gas requirements to meet electric and thermal supply commitments under the PPA and steam sales agreements. Ripon will seek pricing terms that will attempt to maximize the correlation between the fuel purchase price in any new gas supply agreement with the gas indices used in each utility customer's SRAC formula so that the Cogen Facilities' variable revenues correlate with their variable cost.

Countryside Power Income Fund

Cogen Facilities' Financial Results

	Three-month period ended June 30, 2006	Three-month period ended June 30, 2005	Six-month period ended June 30, 2006	Six-month period ended June 30, 2005
Energy Volumes				
Sales of Electricity (MWh)	138,982	160,239	245,191	332,041
Sales of Steam (Mlbs)	158,809	126,643	336,943	258,149
Fuel Consumed (MMBtus)	1,399,349	1,558,251	2,532,103	3,241,010
Financial Indicators (US $000)	**US$**	**US$**	**US$**	**US$**
Cogen Facilities' revenues				
Electrical energy	8,185	9,878	16,833	20,863
Electrical capacity	4,284	4,187	5,118	5,693
Steam	1,109	820	2,531	1,623
Other revenues	37	17	84	65
Total revenues	13,615	14,902	24,566	28,244
Fuel and consumables expense	7,062	9,516	12,343	19,309
Operating, labour and maintenance expense	1,615	2,522	3,101	4,053
General and administration expense	389	841	533	1,031
Subordinated distribution to Manager	579	*	1,001	*
EBITDA (US$000)	**3,970**	**2,023**	**7,588**	**3,851**
Depreciation and amortization expense	1,983	1,382	3,969	2,806
Operating income (US$000)	1,987	**641**	**3,619**	**1,045**
	CDN$	**CDN$**	**CDN$**	**CDN$**
EBITDA ($000)	**4,445**	**2,500**	**8,612**	**4,745**
Operating income ($000)	**2,228**	793	**4,108**	**1,288**

* Information not applicable for first half of 2005 when Cogen Facilities were not owned by the Fund.

The results of the Cogen Facilities will be discussed in thousands of US Dollars since the exchange to Canadian dollars skews the actual results of operations.

Energy Volumes and Revenues

In the three-month period ended June 30, 2006 electrical energy sales volumes decreased by 13% from the prior year comparative period. The decrease in electrical energy sales volumes was due to economic optimization at each facility during off-peak periods in the second quarter. The 26% decrease in electrical energy sales volume in the six-month period ended June 30, 2006 when compared with the prior year period was primarily due to the planned maintenance outage at the Ripon Facility from January to mid-March 2006 and the economic optimization of the facilities.

Accordingly, electrical energy revenue decreased by 17% and 19% in the three-month and six-month periods ended June 30, 2006, respectively, when compared with the prior year periods due primarily to the planned outage at the Ripon Facility and the associated reduction in electrical energy sales volumes, as well as economic optimization at both facilities. In the three months ended June 30, 2006, electrical capacity revenue, which is based on the Cogen Facilities' availability factor, increased 2% from the prior year comparative period due to marginal increases in capacity rates earned. In the six-month period ended June 30, 2006, electrical capacity revenues decreased by 10% when compared with the prior year period primarily due to the planned maintenance outage at the Ripon Facility from January 1, 2006 to mid-March 2006, during which capacity payments were not earned.

In the three-month and six-month periods ended June 30, 2006, steam sales volumes increased by 25% and 31% respectively when compared with the prior year periods due to increased steam demand from the steam hosts. Higher steam demand resulted in 35% and 56% increases in steam revenues for the both the three-month and six-month periods ended June 30, 2006, respectively, when compared to the prior year periods.

Other revenues consist of interest income earned during the period which increased $20 in the three-month and $19 in the six-month comparative periods due to slightly higher cash balances and interest rates earned.

Fuel and Consumables Volumes and Expense

Fuel consumed in the three-month and six-month periods ended June 30, 2006 decreased 10% and 22%, respectively, compared with the prior year periods, primarily due to the planned maintenance outage at the Ripon Facility from January to mid-March 2006 and the economic optimization at both Cogen Facilities which resulted in lower fuel consumption.

Concomitantly fuel and consumables expense in the three-month and six-month periods ended June 30, 2006 decreased by 26% and 36%, respectively, when compared with the prior year periods. In the three-month and six-month periods, the decrease in fuel and consumables costs was due to economic optimization of both power generation facilities, including the release credits earned from the Cogen Facilities' fuel supplier from redirecting surplus gas volumes during mainly the winter off-peak periods between January and April. The amount of natural gas released to the fuel supplier during the three-month period ended June 30, 2006 was approximately 740,000 MMBtus resulting in a net margin of $1,451, which was credited to the Cogen Facilities' fuel and consumables expense, reducing the correlation between such expense and electrical energy revenues.

Total Non-Fuel Expenses

Operating, labour and maintenance expense in the three-month period ended June 30, 2006 decreased by 36% when compared with the prior year period. The decrease was due to overhaul costs incurred by the previous owners at the San Gabriel Facility in the prior year period that were not required in the current period. In the six-month period ending June 30, 2006 the decrease in expenses was 23% for the same reason.

General and administration expense in the three-month and six-month periods ended June 30, 2006 decreased 54% and 48%, respectively, when compared with the prior year periods as a result of reduced professional and management fees being incurred in 2006 under the Fund's ownership.

The Subordinated Distribution (as defined below in the section "Transactions With Related Parties – Operating Agreement") accrued to the Manager was $579 and $1,001, respectively in the three-month and six-month periods ended June 30, 2006. The Fund's share of the Subordinated Distribution was and $1,737 and $3,002, respectively for the three-month and six-month periods ended June 30, 2006, reflecting its share of the Subordinate Interest in the results of Ripon Power as provided in the Operating Agreement.

EBITDA

EBITDA increased by 96% and 97% for the three-month and six-month periods ended June 30, 2006 compared with the prior year periods, mainly due to economic optimization of both power generation facilities during the recent quarter and the release credits earned from the Ripon Facility's fuel supplier during the planned maintenance outage at the Ripon Facility from January through mid-March 2006. EBITDA margins (EBITDA as a percentage of revenue) increased by 16% and 17% in both the three-month and six-month periods ending June 30, 2006. The higher margins were largely driven by an operating strategy focused on optimizing power generation dispatch when energy revenue and fuel pricing are most economically favorable to the Fund.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 43% in the three-month period and 41% in the six-month period ended June 30, 2006 when compared with the prior year periods. The increase was a result of recording the acquired property, plant and equipment and other intangibles on the date of acquisition of Ripon Power on June 29, 2005 at their fair values, and their corresponding higher depreciation and amortization expense.

Results of District Energy Systems

The District Energy Systems' revenue is mainly derived from long-term energy sales contracts with long-standing and creditworthy customers. The energy sales contracts are generally structured with energy and capacity payments, with the energy component typically providing for the pass through of changes in fuel prices to the

customers. The energy rates paid by customers in London are generally reflective of the price of natural gas and are adjusted upward or downward to compensate for changes in gas prices. In regard to the PEI System, the energy rates paid by larger customers are generally reflective of the cost and mix of fuels and are adjusted upward or downward to compensate for changes in the price of fuel. Smaller customers of the PEI System have rates based on the local price of fuel oil. For such customer rates, changes in the local fuel price will have a greater impact on the revenues of the PEI System than the impact that such changes will have on the cost of operation of the PEI System. As a result of the energy rate pricing structures, the District Energy Systems' revenue can increase or decrease depending on changes in fuel prices and, to a lesser extent, the fuel mix. Between comparative periods, the global market price increases for natural gas and oil have affected our District Energy Systems in terms of both increased fuel costs and corresponding increased energy revenues.

District Energy Financial Results

	Three-month period ended June 30, 2006	Three-month period ended June 30, 2005	Six-month period ended June 30, 2006	Six-month period ended June 30, 2005
Energy Volumes				
Sales of Steam (Mlbs) (Combined PEI & London Systems)	70,159	72,223	216,850	244,064
Sales of Hot Water (MMBtus) (PEI System only)	53,518	60,118	163,260	192,744
Sales of Chilled Water (MTon/hr) (London System only)	784	915	899	1,051
Fuel Consumed (MMBtus) (Combined PEI & London Systems)	211,680	223,442	587,637	659,541
Financial Indicators [000's]	$	$	$	$
District Energy Systems' revenues				
Energy	1,867	1,824	6,166	5,746
Capacity	1,871	1,808	3,776	3,666
Other revenues	467	460	867	900
Total revenues	4,205	4,092	10,809	10,312
Fuel and consumables expense	1,604	1,507	5,006	4,628
Operating, labour and maintenance expense	1,266	1,171	2,424	2,259
General and administration expense	387	236	671	484
EBITDA	**948**	**1,178**	**2,708**	**2,941**
Depreciation and amortization expense	383	372	746	742
Operating income	**565**	**806**	**1,962**	**2,199**

Energy Volumes and Revenues

In the three-month and six-month periods ended June 30, 2006, the District Energy Systems' steam sales volumes decreased from the prior year by approximately 3% and 11% respectively. These reductions were principally driven by more moderate temperatures resulting in lower energy requirements from customers for heating. Hot water sales volumes also decreased from the prior year comparative periods by 11% and 15%, respectively, for the same reason. The majority of this variance occurred during the first quarter.

In the three-month period ended June 30, 2006, total revenues from the District Energy Systems' capacity and energy sales increased by 3% from the prior year comparative period. The 2% increase in energy revenue was due primarily to energy rate increases, resulting from higher fuel prices that are passed through to customers as well as higher customer contract reference prices. Increased revenues due to price increases were only partially offset by lower energy sales volumes. Capacity payments increased by approximately 3% reflecting contract price index adjustments. Capacity payments are fixed payments, which are received regardless of energy volumes delivered.

In the six-month period ended June 30, 2006, total revenues from the District Energy Systems' capacity and energy sales increased by 6% from the prior year comparative period. The 7% increase in energy revenue was due primarily to energy rate increases, resulting from higher fuel prices that are passed through to customers as well as higher customer contract reference prices. Increased revenues due to price increases were only partially

offset by lower energy sales volumes. Capacity payments increased by approximately 3% reflecting contract price index adjustments.

Other Revenues

Other revenues consist of waste fuel fees received at the PEI System as well as other miscellaneous revenue items. Other revenues increased approximately 2% for the three-month period ended June 30, 2006 over the prior year comparative period.

Other revenues decreased by 4% for the six months ended June 30, 2006 over the prior year comparative period. This decrease was due primarily to a decrease in waste handling fees at the PEI system. Overall waste fuel quantities were consistent with the prior period.

Fuel and Consumables Volume and Expense

In the three-month period ended June 30, 2006 total fuel consumed by the District Energy Systems decreased by 11,762 MMBtu or 5%. The decrease was primarily due to reduced energy sales volumes to customers compared with the prior quarter comparative period. Fuel and consumables expense increased 6% for the three months ended June 30, 2006 primarily due to an increase in the price of gas consumed at the London System. Increased costs were offset by reduced fuel consumption resulting from lower customer demand for energy.

In the six-month period ended June 30, 2006 total fuel consumed by the District Energy Systems decreased by approximately 71,904 MMBtu or 11%. The decrease was primarily due to the increased efficiency realized at the London System as a result of the capital improvement program substantially completed at the end of the first quarter of 2005 as well as reduced energy sales volumes to customers compared with the prior period. Fuel and consumables expense increased 8% for the six months ended June 30, 2006 primarily due to an increase in the price of gas consumed at the London System and to a smaller extent an increase in the price of oil and wood for the PEI system. Increased prices were offset somewhat by reduced fuel consumption resulting from lower sales volumes.

Total Non-Fuel Expenses

In the three-month period ended June 30, 2006, operating, labour and maintenance expense was 8% higher than the prior comparative three-month period. This expense was similarly higher in the six-month period ended June 30, 2006 by 7% when compared to the same period in the prior year. The increase was related to greater operating and maintenance labor costs as well as increased plant equipment and distribution system maintenance for both the London and PEI systems.

General and administration expenses for the quarter ended June 30, 2006 increased by 64% due primarily to increased professional fee allocations resulting from a one time credit to legal fees in the second quarter of 2005 and an increase in accrued professional fees, coupled with regular salary increases on a year over year basis and increases in other miscellaneous general and administration expenses.

These expenses increased for the six months ended June 30, 2006 when compared with the same period in 2005, by 39% for the same reasons as stated above.

EBITDA

In the three-month period ended June 30, 2006, EBITDA margin was 6% lower than the prior year comparative quarter. The margins decreased due to lower sales related to warmer weather, as well as higher operating and maintenance costs and general and administration expenses in the quarter.

In the six-month period ended June 30, 2006, EBITDA margin was 3% lower than the prior six-month comparative period. Margins decreased for the same reasons as discussed above.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three-month and six-month periods ended June 30, 2006 was consistent with the prior comparative periods.

Results of Corporate and Other

Corporate and Other results as presented below include the Fund's loan to, and convertible royalty interest in, USEB as well as its' corporate administrative operations.

Corporate and Other

	Three-month Period Ended June 30, 2006	Three-month Period Ended June 30, 2005	Six-month Period Ended June 30, 2006	Six-month Period Ended June 30, 2005
	$	$	$	$
Interest income on loans to USEB	2,841	2,893	5,695	5,798
Other revenues	252	204	446	455
Total revenue	3,093	3,097	6,141	6,253
General and administration expense	931	1,243	1,921	1,735
Adjusted EBITDA	**2,162**	**1,854**	**4,220**	**4,518**
Depreciation and amortization expense	305	756	728	1,095
Operating income	**1,857**	**1,098**	**3,492**	**3,423**

Revenue

Interest Income on Loans to USEB

Interest income on loans to USEB was, as scheduled, $2,841 in the three-month period ended June 30, 2006 based on a fixed interest rate of 11.0% per annum on the loan balance remaining as at December 31, 2005 of $103,961. The USEB loan pays principal and interest monthly, based on a mortgage style amortization schedule. As at the end of June 30, 2006, the Fund had received a total of $992 in scheduled principal repayments on the loan receivable from USEB during the six-month period.

The terms of the USEB loan agreements require that USEB establish various restricted reserve accounts upon origination of the loan and fund two of those reserves on an ongoing basis from available cash flow. USEB's ten Illinois-based projects receive a subsidy from the State of Illinois ("ICC Subsidy") and a portion thereof is set aside on a monthly basis into a reserve account ("ICC Reimbursement Account"). Based on unaudited USEB results for the three-month period ended March 31, 2006, the total investment value of the ICC Reimbursement Account was US $27,518. The ICC Reimbursement account is invested in a balanced portfolio of liquid equity and fixed income instruments. The investments in the ICC Reimbursement Account and the ICC subsidy received under various power sales contracts have been pledged to collateralize repayment of the USEB loan to the Fund. In addition, USEB is required to fund a Debt Service Reserve Account ("USEB DSR") on a quarterly basis to the extent there is available cash flow after payment of all operating and maintenance expenditures, debt service, and ICC Subsidy Deposits but before growth capital expenditures and dividends (including the convertible royalty interest). Based on unaudited USEB results for the three-month period ended March 31, 2006, the USEB DSR had an investment value of US $2,095. The USEB DSR cash deposits have been invested in high quality liquid instruments and also have been pledged to the Fund to secure repayment of the loan. The USEB DSR can be drawn upon first by the Fund to meet debt service on the USEB loan to the extent USEB operating cash flow is insufficient. Based on unaudited USEB results for the three-month period ended March 31, 2006, including a construction reserve account at the USEB level in the amount of US $3,396, there were liquid reserves in excess of US $33,009 that collateralize the repayment of the USEB loan to the Fund as of March 31, 2006. In addition, the Fund's investment is collateralized by all of USEB's assets and energy sales contracts.

USEB has not delivered to Countryside Canada Power Inc. ("Countryside Canada") certain financial reporting information and certificates for the fiscal year ended 2005 and for the quarters ended March 31, 2006 and June 30,

2006 required within the initial time frames pursuant to the USEB loan agreement. USEB has stated that its auditors are in the process of completing their audit work and such information and certificates are forthcoming.

Other Revenues

Other revenue at the Fund level is comprised of USEB royalty interest, fee revenue from U.S. development partners as well as miscellaneous interest income on cash equivalents held at the Fund level. The increase in the three-month period ended June 30, 2006 of $49 from the prior year comparative period was impacted by an increase of $65 in the amount of royalty interest accrued, offset by a cessation of monthly fee payments from U.S. Energy Systems, Inc. ("USEY"), commencing in May 2005 related to their portion of the development fee. This increase was further augmented by an increase in interest revenue earned on cash equivalents due to larger cash balances held throughout the comparative periods, coupled with a general increase in interest rates. The $9 decrease in the six-month comparative period ended June 30, 2006 was primarily driven by the cessation of month fee payments from USEY, but was offset by an increase in the royalty interest accrued of $75 and an increase in interest earned of $100 for the reasons noted above.

Total General and Administration Expenses

In the three-month period ended June 30, 2006, general and administration expense decreased by $312 from the prior year comparative period. The prior year comparative expense included reimbursement of transaction costs of $437 paid to the Manager in the second quarter of 2005 related to the origination and structuring of the Ripon Power acquisition and other miscellaneous general and administrative expense. Offsetting this decrease were costs incurred in the current year comparative period related to the Fund's expanded operations including higher management costs associated with the acquisition of Ripon Power in the second quarter of 2005, and the costs related to the increase in trust units and the new Debentures issued during the offering in the fourth quarter of 2005.

In the six-month period ended June 30, 2006, the increase of approximately $186 on a year over year comparative basis was primarily related to the Fund's expanded operations associated with the acquisition of Ripon Power in the second quarter of 2005 and the associated offering as outlined above. These increases were offset by a decrease of $437 for the transaction cost payment to the Manager in the 2005 comparative period.

Adjusted EBITDA

Adjusted EBITDA increased by $308 in the three-month period and decreased by $298 in the six-month period ended June 30, 2006 compared with the prior year comparative periods ended June 30, 2005 due to a slight decline in revenue coupled with the change in expenses as described above.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased $451 in the comparative three-month period and $367 in the comparative six-month period ended June 30, 2005. The decrease was primarily due to the write off of $415 in deferred financing fees related to the original Credit Facility which was amended in the second quarter of 2005 resulting in the settlement for accounting purposes of the original Credit Facility. A portion of the remaining increase from the prior year comparative periods relates to an increase in the amortization of deferred financing costs related to financing costs incurred on the subsequent amendment of the Amended Credit Facility. The rest of the change relates to a reclassification of the amortization of the cost of the foreign exchange call option of $59 that was included in this expense in the first quarter, but was reclassified to unrealized gain on foreign exchange in the second quarter of 2006. This option was not owned during the comparative period in 2005.

DISTRIBUTABLE CASH AND DISTRIBUTIONS TO UNITHOLDERS

While the first quarter of the calendar year is generally the most profitable quarter for the District Energy Systems, the second and third quarters are generally the weakest quarters due to warmer temperatures which result in lower demand for thermal energy requirements by customers. Although, the first quarter results of the Cogen Facilities were higher than normally expected, the Cogen Facilities would normally be expected to be most profitable in the third quarter when capacity payments under the power purchase agreements are the highest.

	Three-month period ended June 30, 2006 $	Three-month period ended June 30, 2005 $	Six-month period ended June 30, 2006 $	Rolling twelve-month period ended June 30, 2006 $
Cash provided by (used in) operating activities	**(2,162)**	3,223	**8,297**	**17,291**
Add (deduct): Changes in working capital	7,888	(605)	3,409	6,593
Funds from operations before working capital changes	5,726	2,618	11,706	23,884
Add:				
Receipt of principal on USEB loans	502	450	992	1,931
Transaction costs expensed[1]	-	437	-	642
Deduct:				
Principal repayments on Cogen Facilities' project-related debt	-	-	-	957
Purchases of capital assets for regular operations[2]	201	222	245	515
Royalty interest income[3]	120	55	239	444
Distributable cash for the period	**5,907**	3,228	**12,214**	**24,541**
Distributions declared for the period	**5,088**	3,820	**10,171**	**18,677**
Weighted Average number of trust units outstanding				
– basic (thousands of trust units)	**19,665**	14,905	**19,648**	**17,865**
– diluted (thousands of trust units)	**25,668**	14,905	**25,647**	**21,615**
Distributable cash per trust unit for the period - basic	**0.300**	0.217	**0.622**	**1.374**
Distributions declared per trust unit for the period (whole dollars)	**0.259**	0.257	**0.518**	**1.033**

[1] Transaction costs related to the Ripon Power acquisition transaction were paid to the Manager out of financing proceeds and were not operational in nature.

[2] Purchases of capital assets for regular operations are non-expansionary capital expenditures. Total capital expenditures were as follows; for the three-month period ended June 30, 2006 - $375, for the three-month period ended June 30, 2005 - $369, for the six-month period ended June 30, 2006 - $450 and for the twelve-month period ended June 30, 2006 - $842.

[3] As the timing of the receipt of the royalty interest income earned in a period is dependent upon the timing and extent of equity distributions made by USEB to its shareholders', royalty interest income will only be included in the calculation of distributable cash when payments related to the royalty interest are received from USEB.

The Fund pays monthly cash distributions to Unitholders on or about the last business day of each month to Unitholders of record on the last business day of the prior month. The ex-distribution date is two business days prior to the last business day of the prior month. The current distribution is $1.035 per trust unit per annum.

In the three-month period ended June 30, 2006, funds from operations before changes in working capital of $5.7 million exceeded the 2005 level by $3.1 million due mainly to the contribution of the Cogen Facilities. Distributable cash per basic trust unit of $0.300 exceeded distributions declared to Unitholders by $0.041 per unit.

The Fund intends to meet future distribution payments from cash flow generated from its operating assets and investments, and expects to maintain cash distributions for the 2006 year at $1.035 per trust unit.

LIQUIDITY AND CAPITAL RESOURCES

The Fund expects to be able to meet all of its obligations from cash flow from operations and investments. Additionally, at June 30, 2006, the Fund had $8,611 of cash on hand. As of June 30, 2006, the Fund had $27,859 in available credit under its revolving credit facility with a Canadian chartered bank ("Amended Credit Facility"), as described in note 5 of the financial statements for the period ended June 30, 2006. This remaining unutilized commitment amount remains available for working capital purposes, including financing new growth and the expansion of existing facilities.

Cash provided by investing activities was $127 in the three-month period ended June 30, 2006, related to scheduled debt repayments of $502 received by the Fund on the USEB loan offset by $375 in capital expenditures. Of the capital expenditures, $202 were operations related capital expenditures and $173 were growth capital expenditures.

Net cash used in financing activities of $5,447 consists primarily of the cash paid out to Unitholders in the form of distributions and also includes repayment of bank indebtedness on a net basis of $322 in the three-month period ended June 30, 2006.

The decrease in cash during the three-month period ended June 30, 2006 is primarily related to regular timing differences in accounts payable and receivable balances.

The Fund expects to be able to renew or refinance its Amended Credit Facility when it comes due in June 2008.

SUMMARY OF QUARTERLY OPERATIONAL RESULTS

	Three-month Period Ended September 30, 2004 *Q3*	Three-month Period Ended December 31, 2004 *Q4*	Three-month Period Ended March 31, 2005 *Q1*	Three-month Period Ended June 30, 2005 *Q2*
Energy Volumes				
Sales of Steam (Mlbs)	68,225	116,952	171,842	72,222
Sales of Hot Water (MMBtus)	37,520	88,286	132,625	60,119
Sales of Chilled Water (MTon/hr)	1,285	257	136	915
Sales of Electricity (MWh)	18	201	292	171
Fuel Consumed (MMBtus)	182,625	328,596	436,099	223,442
Financial Indicators	$	$	$	$
Total Revenues	6,714	7,879	9,376	7,189
Adjusted EBITDA	3,861	3,848	4,427	3,145
Net Income	2,694	2,160	3,020	891
Net income per trust unit (whole dollars)	0.18	0.15	0.20	0.06

	Three-month Period Ended September 30, 2005 *Q3*	Three-month Period Ended December 31, 2005 *Q4*	Three-month Period Ended March 31, 2006 *Q1*	Three-month Period Ended June 30, 2006 *Q2*
Energy Volumes				
Sales of Steam (Mlbs)	180,926	240,084	324,825	228,968
Sales of Hot Water (MMBtus)	32,516	88,053	109,742	53,518
Sales of Chilled Water (MTon/hr)	1,593	268	115	784
Sales of Electricity (MWh)	133,393	103,830	106,583	139,176
Fuel Consumed (MMBtus)	1,498,207	1,887,829	1,508,711	1,611,029
Financial Indicators	$	$	$	$
Total Revenues	26,754	23,842	22,263	22,560
Adjusted EBITDA	10,565	6,486	7,985	7,555
Net Income	5,211	4,039	2,439	5,564
Net income per trust unit (whole dollars)	0.35	0.24	0.12	0.28

All of the indicators outlined above have been significantly impacted by the acquisition of the Cogen Facilities beginning with the third quarter ended September 30 of 2005. The third quarter of 2005 was the first time the Cogen Facilities' energy volumes and financial results were incorporated into those of the Fund, and the quarter included the full quarter of the Cogen Facilities' results. This makes the comparability of quarters before and after the acquisition of the Cogen Facilities on June 29, 2005 less meaningful.

District Energy System energy volumes and sales are seasonal, with a majority of energy volumes, sales and earnings occurring during the winter heating season and typically lower results during spring and fall when less heating is required by customers. Sales of steam and hot water are greatest during the winter heating season in the first quarter and the fourth quarter, while sales in the summer quarters, the second and third quarters, are much lower in terms of revenue earned. The Cogen Facilities' sales are also seasonal, offsetting the seasonal impact of sales at the District Energy Systems. The majority of the Cogen Facilities earnings occur during the summer quarters, the second and third quarters and results are lower during the winter season when electrical capacity revenues are lower. The seasonality of the Cogen Facilities' results are expected to have a greater overall impact on, revenues, Adjusted EBITDA and net income than those of the District Energy Systems.

Although adjusted EBITDA and net income will generally follow a seasonal pattern, net income is significantly affected by unrealized gains and losses on derivative instruments and foreign exchange. The results for Adjusted EBITDA and net income in the three-month period ended June 30, 2005 were significantly impacted by the expensing of Ripon Power related transaction costs of $437 paid to the Manager, as well as the write off of $415 in deferred financing fees also related to the Ripon Power acquisition. Excluding these transaction costs related to the Ripon Power acquisition, during the second quarter of 2005, Adjusted EBITDA would have been $3,470 and net income would have been $1,744. These expenses were not related to the ongoing operations of the Fund. The results for Adjusted EBITDA and net income in the three-month period ended June 30, 2006 were significantly affected, respectively, by the operations of the Cogen Facilities, and unrealized gains on derivative instruments and foreign exchange of $3,429.

Prior to the third quarter of 2005, the variance in revenue between quarterly periods was due primarily to the commencement of the winter heating season in the three-month period ended December 31, 2004. The Cogen Facilities contributed much of the increases in sales volumes and fuel consumed beginning in the third quarter of 2005.

FINANCIAL INSTRUMENTS

Interest Rate Swap

During December 2005 one of the Fund's indirect subsidiaries entered into an interest rate swap agreement to fix the interest rate paid on $47,000 of its long-term debt at a current rate of 3.87%. The swap matures on June 27, 2008. The notional amount of the swap is $47,000 and payments are due every three months. As at June 30, 2006, the fair value of the swap agreement was $767 favourable.

Foreign Exchange

Substantially all of the District Energy Systems' operations and earnings are in Canadian dollars. The USEB loan is denominated in Canadian dollars and the interest is fixed at 11.0% per annum, which mitigates the foreign exchange and revenue volatility risk of the Fund, respectively. Therefore, the foreign exchange risk remains with USEB with respect to servicing the USEB Loans.

The operations and earnings of the Cogen Facilities are in US dollars. The Fund has US dollar obligations in the form of interest payments on the Debentures, as a result of the acquisition of Ripon Power. Of the annual US dollar cash flow from the Cogen Facilities that is expected to meet those obligations, approximately US $3,400 is naturally hedged through the fixed interest coupon related to the US dollar denominated Debentures issued through Countryside Canada.

Approximately US $5,300 of annual cash flow from the Cogen Facilities, all or a portion of which is expected to be used to meet Canadian dollar denominated debt service obligations and anticipated monthly Unitholder distributions, is hedged using Canadian dollar, monthly "knockout" call option contracts which have an exercise price of US $0.89 per Canadian dollar. In December 2005, the Fund purchased thirty-six consecutive monthly call option contracts at the same exercise price until December 2008. To the extent that the US/Canadian dollar exchange rate reaches US $0.84 (the "Knockout Price") at any time while option contracts are still in effect, the remaining unexpired monthly call option contracts will immediately expire and be automatically replaced with a forward foreign exchange contract at an exchange rate equal to the Knockout Price with the same scheduled monthly Canadian dollar amounts and a final expiry of December 2008. When the US dollar exchange rate reaches $0.89 or higher, the Fund has the option to exercise the call option and fix the exchange rate at $0.84. The parameters related to the call options and currency hedge described above have the effect of limiting the Fund's risk to foreign exchange fluctuation between $0.84 and $0.89 on US $5,300 annually for the remaining period.

The call option contracts were entered into with a Schedule 1 bank during December of 2005 at a cost of US $188. As at June 30, 2006 the fair value of the foreign exchange option contracts was $509 favourable and has been included with other assets on the consolidated balance sheets.

As a result of the downward trend in the US dollar exchange rate, the first of the monthly call options were exercised during the second quarter of 2006 when the US dollar exchange rate fell just below the $0.89 end of the range, resulting in a realized foreign exchange gain of approximately $8.

RISKS AND UNCERTAINTIES

The Fund's business risks remained substantially unchanged since December 31, 2005 except that (i) the foreclosure action encaptioned CIB Bank v Miss Mimi Corp. et al relating to USEB's Countryside project and (ii) the suit brought by two shareholders of USEY against the Fund, Countryside U.S. Power Inc. ("Countryside U.S. Power") and certain former and current directors and officers of USEY have both been discontinued with prejudice.

In addition, USEB has not delivered to Countryside Canada certain financial reporting information and certificates within the initial time frames required pursuant to the USEB loan agreement. USEB has stated such information and certificates are forthcoming but as of yet they have not been received. (See "Results of Corporate and Other - Interest Income on Loans to USEB"). As a result, Countryside Canada Acquisition Inc. (the "Borrower") has been delayed in providing its lenders with certain information and certificates within the time frames required pursuant to the Amended Credit Facility. The Borrower's lenders have extended the date of required delivery of such information and certificates to September 15, 2006.

For a more detailed discussion of risk factors, reference should be made to the MD & A in the 2005 Annual Report and to the 2005 Annual Information Form which are incorporated by reference and filed on www.sedar.com.

TRANSACTIONS WITH RELATED PARTIES

Development Agreement with Cinergy and USEY

Countryside U.S. Power, a subsidiary of Countryside Canada, has entered into a Development Agreement with an indirect subsidiary of Cinergy Energy Solutions, Inc. ("Cinergy") and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives. Countryside U.S. Power, through service provided by Countryside Ventures LLC, provides investment analysis and evaluation services on behalf of all parties to the agreement. In consideration for these services, Countryside U.S. Power shall be paid an annual fee of approximately US $440 for 2006 from an indirect subsidiary of Cinergy and USEY.

Commencing in May 2005, USEY ceased making monthly fee payments. Countryside U.S. Power commenced a lawsuit against USEY in Supreme Court, New York County alleging that USEY has breached its obligations to pay development fees and provide office support services to Countryside U.S. Power and seeking damages for such breach.

The Development Agreement has an initial term of five years, commencing in April of 2004, and will be automatically renewed for an additional five-year term unless terminated by any party.

Management Agreement

On September 23, 2005, the indirect and direct subsidiaries of the Fund, Countryside US Holding and Countryside Canada, respectively, entered into a management agreement with Countryside Ventures LLC (the "Manager" or "Countryside Ventures") (the "Management Agreement"). A more detailed description of the Management Agreement is available in the Fund's 2005 Management Information Circular which is incorporated by reference and filed on www.sedar.com. Under the terms of the Management Agreement, which became effective November 1, 2005, the Manager provides management and administrative services to the Fund, as well as new growth opportunities, under long-term agreements. In the three-month and six-month periods ended June 30, 2006, a total of $539 and $1,135, respectively, was paid to the Manager related to the reimbursement of costs pursuant to the Management Agreement.

Administration Agreement

Pursuant to the Administration Agreement, during the three-month and six-month periods ended June 30, 2006, a

total of $126 and $219, respectively, was paid to Countryside Canada Ventures Inc. for reimbursement of costs in consideration for providing management and administrative services to the Fund and Countryside Canada.

Operating Agreement

As provided for in the Management Agreement, Countryside US Holding and Countryside Ventures entered into an Operating Agreement on November 3, 2005 respecting Ripon Power which was effective as of July 1, 2005. This agreement, implemented for the Ripon Power acquisition, the long-term incentive plan provided for in the Management Agreement. Under the terms of the Operating Agreement, Countryside US Holding holds a preferred membership interest (the "Preferred Interest") entitling it to preferred distributions of "net cash flow" from operations and "net cash proceeds" from capital transactions as such terms are defined in the Operating Agreement. Countryside US Holding and Countryside Ventures hold subordinate membership interests ("the "Subordinate Interest(s)") entitling them to residual distributions made to members, after distributions made in respect of the Preferred Interest, in a ratio of 75:25 ("Subordinate Distribution"). Countryside Ventures' Subordinate Distribution and Subordinated Interest are subject to downward adjustment and mutual exchange rights, respectively, as provided in the Management Agreement. In the and three-month and six-month periods ended June 30, 2006, totals of $649 and $1,135, respectively were accrued to Countryside Ventures pursuant to the Operating Agreement related to its Subordinate Interest.

CRITICAL ACCOUNTING ESTIMATES

The Fund's critical accounting estimates remained unchanged since December 31, 2005.

For a more detailed discussion of critical accounting estimates, reference should be made to the MD & A in the 2005 Annual Report which is incorporated by reference and filed on www.sedar.com.

OUTLOOK

The Fund anticipates that Unitholder cash distributions will continue at $1.035 per unit for the remainder of fiscal 2006.

Operations

The District Energy Systems and Cogen Facilities are not expected to have any significant capital expenditures in fiscal 2006 outside of normal operating maintenance capital expenditures. Major overhaul on major gas turbine equipment for both the Ripon Facility and San Gabriel Facility is scheduled for 2007 and 2008, respectively. The Fund anticipates the cost of such major maintenance to be paid through either cash reserves held back from operations or through funds drawn under its unutilized credit facility. The District Energy Facilities have completed major efficiency and extended life improvements. No scheduled major overhaul for the District Energy Systems is planned to be undertaken for the next few years.

Growth

We are committed to growing the Fund through accretive investments and organic growth. We have a disciplined investment strategy to identify and pursue acquisitions and investment opportunities. Our dynamic industry has been undergoing a shift in the ownership of unregulated generation assets, which offers a number of consolidation and partnership prospects for Countryside. Further, there appears to be growing support for renewable power generation from both government and industry in light of Canada's commitment to the Kyoto Protocol and the U.S. market trend to energy independence as a result of rising oil and natural gas prices. Countryside is actively evaluating opportunities in power generation and utility infrastructure as well as opportunities to expand through organic growth, with a view to increasing Unitholder value and growing distributions.

Strong Fundamentals in California Power Market

The CPUC recently approved an order that will require SCE and PG&E, the Fund's existing utility customers, to sign long-term contracts for power and allow the utilities to apportion some of the cost of the contracts to customers served by other suppliers. The regulatory climate in California may be changing to encourage long-term power contracts in an effort to spur investment in new capacity in the state. California's independent system

operator reported record demand for power during this peak summer period. The CPUC has estimated that the state will need to add as much as 3,700 MW of generation by 2009 to ensure adequate reliability. Under the order, only capacity built by merchant generators and secured under long-term deals would be eligible for cost sharing. Utility-built generation would not qualify. These events continue to drive the Fund's strategy of organic growth in fundamentally strong power markets. As a result, the Manager is undertaking a review of an expansion of power generation capacity at the two plant sites of the Cogen Facilities in response to possible future request for proposals to be issued by PG&E or SCE or for other wholesale market opportunities. If the Manager proceeds, the power project(s) would be considered early stage development opportunities, which would require feasibility studies, including a review of engineering, power markets, environmental permitting, and other legal/regulatory issues. The development and construction periods for projects of this type would aggregate at least three to four years before the new power project(s) would be suitable for Fund investment. However, the potential economic impact to the Fund could be substantial if successful.

In tandem with our organic growth strategy, we are continuing to evaluate the acquisition market in both the U.S. and Canada and will pursue projects that meet the Fund's investment guidelines of providing Unitholders with, among other things, per unit cash flow growth while diversifying our portfolio to mitigate risk.

Certification of Interim Filings

Form 52-109F1

RECEIVED
2006 AUG 16 P 3:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

I, Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC, the manager of certain subsidiaries of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Interim and Interim Filings*) of **Countryside Power Income Fund** for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 8, 2006

"*Göran Mörnhed*"

Göran Mörnhed
President and Chief Executive Officer
Countryside Ventures LLC

Certification of Interim Filings

Form 52-109F1

I, Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside Ventures LLC, the manager of certain subsidiaries of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Interim and Interim Filings*) of **Countryside Power Income Fund** for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 8, 2006

"*Edward M. Campana*"

Edward M. Campana
Executive Vice President and Chief Financial Officer
Countryside Ventures LLC

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Reports Financial Results for Second Quarter of 2006

Strong contribution from Cogeneration Facilities

(London, Ontario, August 9, 2006) -- Countryside Power Income Fund (TSX: COU.UN) ("the Fund") today announced its financial results for the second quarter ended June 30, 2006. All figures are in Canadian dollars unless otherwise stated.

Highlights for the quarterly period ended June 30, 2006:

- Revenue was $22.6 million
- Adjusted EBITDA* was $7.6 million
- Distributable cash* was $5.9 million, or $0.300 per trust unit, and declared distributions totalled $5.1 million, or $0.259 per unit
- Payout Ratio of 86% to distributable cash

"We have had a robust first half for 2006," said Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC (the "Manager"). "The strength and stability of our performance reflects the continued optimization of operations at our Cogen Facilities."

Outlook

Given the strong fundamentals in the California power market, the Fund is evaluating expansion opportunities at our existing Cogen Facilities. In tandem with our organic growth strategy, we are continuing to evaluate the acquisition market in both the U.S. and Canada and will pursue projects that meet the Fund's investment guidelines of providing unitholders with, among other things, per unit cash flow growth while diversifying our portfolio to mitigate risk.

Results for Second Quarter

Countryside's consolidated revenue for the three months ended June 30, 2006, was $22.6 million, an increase of $15.4 million compared with the same period last year, primarily as a result of the acquisition of the Cogen Facilities on June 29, 2005. Excluding the effect of the acquisition, revenue would have been $7.3 million, up 1% from $7.2 million in the same period in 2005. Revenue in the six-month period ended June 30, 2006, was $44.8 million, an increase of $28.3 million compared with the same period last year, primarily as a result of the acquisition of the Cogen Facilities.

The Fund's Adjusted EBITDA in the three months ended June 30, 2006, was $7.6 million, an increase of $4.5 million from the prior year period, again due primarily to the addition of the Cogen Facilities. Excluding the quarterly operating results of the Cogen Facilities and other related corporate expenses, Adjusted EBITDA would have been $3.4 million in the second quarter of 2006, in line with prior year second quarter results. The Fund's Adjusted EBITDA in

the six-month period ended June 30, 2006, was $15.5 million, an increase of $8.1 million from the prior year period, again due primarily to the addition of the Cogen Facilities.

Net income in the three-month period ended June 30, 2006, was $5.6 million or $0.28 per unit, compared with $0.9 million or $0.06 per unit in the comparable period of 2005. The change in net income from the comparable period in 2005 was due to factors that include an increase in net unrealized gains on derivative instruments, an increase in net unrealized gains on foreign exchange related to U.S. dollar denominated debentures, an increase in depreciation and amortization expense related to the purchase of the Cogen Facilities, an increase in interest expense of $1.4 million relating to an increase in acquisition-related debt, and an increase in tax provisions of approximately $0.6 million. Net income in the six-month period ended June 30, 2006, was $8.0 million or $0.41 per unit, compared with $3.9 million or $0.26 per unit in the comparable period of 2005.

Distributable cash for the quarterly period ended June 30, 2006, was $5.9 million and distributions declared were $5.1 million. On a per-unit basis, distributable cash of $0.300 per trust unit increased $0.083 per trust unit or 38% from the prior year period due primarily to the acquisition of the Cogen Facilities. Cash dstributions to unitholders declared for the quarter totalled $0.259 per unit or a payout ratio of 86% to distributable cash. Excluding results from the Cogen Facilities, distributable cash per trust unit would have been $0.214, a decrease of 1% from the prior year comparative period. In the six-month period ended June 30, 2006, $12.2 million of distributable cash, or $0.622 per trust unit, was generated by the Fund. Cash distributions to unitholders declared for the six month period ended June 30, 2006, totalled $0.518 per unit or a payout ratio of 83% to distributable cash.

Distributable Cash Summary

The Fund pays monthly cash distributions to unitholders on or about the last business day of each month to unitholders of record on the last business day of the prior month.

	Three-month period ended June 30, 2006 $	Three-month period ended June 30, 2005 $	Six-month period ended June 30, 2006 $	Rolling twelve-month period ended June 30, 2006 $
Cash provided by (used in) operating activities	**(2,162)**	**3,223**	**8,297**	**17,291**
Add (deduct): Changes in working capital	7,888	(605)	3,409	6,593
Funds from operations before working capital changes	5,726	2,618	11,706	23,884
Add:				
Receipt of principal on USEB loans	502	450	992	1,931
Transaction costs expensed[1]	-	437	-	642
Deduct:				
Principal repayments on Cogen Facilities' project-related debt	-	-	-	957
Purchases of capital assets for regular operations[2]	201	222	245	515
Royalty interest income[3]	120	55	239	444
Distributable cash for the period	**5,907**	**3,228**	**12,214**	**24,541**
Distributions declared for the period	**5,088**	**3,820**	**10,171**	**18,677**
Weighted Average number of trust units outstanding				
– basic (thousands of trust units)	**19,665**	**14,905**	**19,648**	**17,865**
– diluted (thousands of trust units)	**25,668**	**14,905**	**25,647**	**21,615**
Distributable cash per trust unit for the period - basic	**0.300**	**0.217**	**0.622**	**1.374**
Distributions declared per trust unit for the period (whole dollars)	**0.259**	**0.257**	**0.518**	**1.033**

1 Transaction costs related to the Ripon acquisition transaction were paid to the Manager out of financing proceeds and were not operational in nature.

2 Purchases of capital assets for regular operations are non-expansionary capital expenditures. Total capital expenditures for the twelve-month period ended June 30, 2006 were $842, and for the 3 month period ended June 30, 2006 were $375.

3 As the timing of the receipt of the royalty interest income earned in a period is dependent upon the timing and extent of equity distributions made by USEB to its shareholders', royalty interest income will only be included in the calculation of distributable cash when payments related to the royalty interest are received from USEB.

Conference Call and Webcast

Management will host a conference call at 10 a.m. (ET) on Wednesday, August 9, 2006, to discuss the results. Please call **416-644-3415** or **1-800-814-4890** to access the call.

The call will be webcast live and archived on the Countryside web site at www.countrysidepowerfund.com.

Countryside's financial statements for the period and management's discussion and analysis are available at www.countrysidepowerfund.com.

* Non-GAAP Measures

Distributable cash does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Since the Fund and its subsidiaries distribute substantially all of their available cash on an on-going basis, management believes that distributable cash is an important measure in evaluating the performance of the Fund and determining whether to invest in units of the Fund. For a reconciliation of cash provided by operating activities from the Consolidated Statements of Cash Flows to distributable cash please see the Fund's MD&A for the three-month period ended June 30, 2006.

Adjusted earnings before interest, income taxes, unrealized (gains) losses on derivative instruments, foreign exchange gains and losses, and depreciation and amortization ("Adjusted

EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of Adjusted EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Management uses Adjusted EBITDA as a key measure of operating performance, and thus has framed a portion of the MD&A comments accordingly. Adjusted EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

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Further information:

BarnesMcInerney Inc.	Edward M. Campana	Nicole Archibald
Tanis Robinson	Executive Vice President & CFO	Vice President Finance & Administration
Senior Account Executive	Countryside Ventures LLC	Countryside Canada Ventures Inc.
Tel: 416-367-5000	Tel: 914-993-5010	Tel: 519-435-0298
trobinson@barnesmcinerney.com	info@countrysidepowerfund.com	info@countrysidepowerfund.com